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VIA FACSIMILE
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                                          June 21, 2005

Mr. Matthew Franker
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


                  Re:    Builders FirstSource, Inc.
                         Amendment No. 6 to the Registration Statement on Form S-1, filed June 20, 2005
                         SEC File No. 333-122788
                         -----------------------


Dear Mr. Franker:

        As discussed, attached are changed pages to the above-referenced Registration Statement reflecting the increase in the number of shares to be sold by the selling stockholders in the offering. I would appreciate it very much if you could confirm that the Staff has no further comments to the attached changes, and we will file the attached changes as Amendment No. 7 to the Registration Statement later this afternoon.

        As mentioned, we are filing a request that the Registration Statement be declared effective at 9:00 am tomorrow, June 22nd. We appreciate your continued cooperation in working with us to meet our timetable.



                                               Very truly yours,

                                               /s/ Allison L. Amorison
                                               ---------------------------------
                                               Allison L. Amorison


cc:     Jennifer R. Hardy, Esquire
        Donald F. McAleenan, Esquire